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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 _____________


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 10)


                         Homestead Village Incorporated
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                  Warrants to Purchase Shares of Common Stock
                         (Title of Class of Securities)


                                  437851 10 8
                                  437851 11 6
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                               125 Lincoln Avenue
                          Santa Fe, New Mexico  87501
                                 (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)




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-----------------------------------
CUSIP NOS. 437851 10 8; 437851 11 6
-----------------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Security Capital Group Incorporated
      36-3692698
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, BK, OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF MARYLAND
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            16,178,027 (includes 83,226 Shares that may be
                          acquired upon exercise of Warrants)
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          27,859,317 (includes 27,770,617* Shares issuable upon
     OWNED BY             conversion of convertible notes)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             16,178,027 (includes 83,226 Shares that may be
                          acquired upon exercise of Warrants)
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          27,859,317 (includes 27,770,617* Shares issuable upon
                          conversion of convertible notes)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      44,037,344 Shares (includes 83,226 Shares that may be acquired upon exercise of Warrants and 27,770,617 Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      82.8%*
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------

* Assumes the maximum amount of notes have been funded under the funding commitment agreements between Homestead and Security Capital Pacific Trust ("PTR") and Security Capital Atlantic Incorporated ("ATLANTIC"), respectively. As of August 15, 1997, PTR and ATLANTIC held approximately $220.2 million of notes, which at face mortgage amount are convertible into 19,108,072 Shares.

-----------------------------------
CUSIP NOS. 437851 10 8; 437851 11 6
-----------------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Security Capital Pacific Trust
      74-6056896
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, BK, OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF MARYLAND
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            - 0 -

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          19,246,402* (consisting of Shares issuable upon
     OWNED BY             conversion of convertible notes)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             - 0 -

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          19,246,402* (consisting of Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      19,246,402* Shares (consisting of Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.2%*
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------

* Assumes the maximum amount of notes have been funded under the funding commitment agreement between PTR and Homestead. As of August 15, 1997, PTR held approximately $169.0 million of notes, which at face mortgage amount are convertible into 14,658,736 Shares.

-----------------------------------
CUSIP NOS. 437851 10 8; 437851 11 6
-----------------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Security Capital Atlantic Incorporated
      85-0415503
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, BK, OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF MARYLAND
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            - 0 -

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          8,524,215* (consisting of Shares issuable upon
     OWNED BY             conversion of convertible notes)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             - 0 -

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,524,215* (consisting of Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,524,215* Shares (consisting of Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                     [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.2%*
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------
* Assumes the maximum amount of notes have been funded under the funding commitment agreement between ATLANTIC and Homestead. As of August 15, 1997, ATLANTIC held approximately $51.2 million of notes, which at face mortgage amount are convertible into 4,449,336 Shares.

                                 SCHEDULE 13D

Item 1.  Security and Issuer
     Shares of Common Stock, par value $.01 per share (the "Shares"), of Homestead Village Incorporated ("Homestead"), and warrants to purchase Shares ("Warrants"), 2100 RiverEdge Parkway, Atlanta, Georgia 30328.

Item 5.  Interest in Securities of the Issuer

     (a),(b) The following table sets forth the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.


                                               Number of Shares     Percent of
Person                                      Beneficially Owned(1)  All Shares(2)
------                                      ---------------------  -------------
Security Capital Group Incorporated.......      44,037,344(3)          82.8%
William D. Sanders........................         232,486(4)             *
Samuel W. Bodman..........................               0                *
Hermann Buerger...........................          12,000(5)             *
John P. Frazee, Jr........................           6,758(6)             *
Cyrus F. Freidheim, Jr....................           1,102                *
H. Laurance Fuller........................             216                *
Ray L. Hunt...............................          85,567(7)             *
Peter S. Willmott.........................           3,447                *
Thomas G. Wattles.........................           1,837                *
Security Capital Pacific Trust............      19,246,402             43.2
C. Ronald Blankenship.....................           7,311                *
Calvin K. Kessler.........................           4,680                *
James H. Polk, III........................           9,000                *
John C. Schweitzer........................           8,316(8)             *
James A. Cardwell.........................           4,780                *
John T. Kelley, III.......................           2,739                *
William G. Myers..........................          20,490                *
R. Scot Sellers...........................           4,410                *
Patrick R. Whelan.........................             476                *
Jeffrey A. Klopf..........................               0                *
Jay S. Jacobson...........................               0                *
Mark N. Tennisson.........................             108                *
Security Capital Atlantic Incorporated....       8,524,215             25.2
Manuel A. Garcia, III.....................          40,616(9)             *
Ned S. Holmes.............................           2,242                *
Constance B. Moore........................           5,597                *
James C. Potts............................           5,996                *
John M. Richman...........................           1,851                *
J. Lindsay Freeman........................               0                *
William Kell..............................              78                *
Bradley C. Miller.........................              45                *

     Less than 1%

(1) Includes, for PTR and ATLANTIC, all Shares that may be issued upon conversion of all Convertible Notes that may be outstanding upon full funding under the Funding Commitment Agreements. Includes, for Messrs. Sanders, Bodman, Buerger Frazee, Freidheim, Fuller, Hunt, Willmott and Wattles, 197,183, 0, 12,000, 1,107, 442, 62, 44,133, 1,384 and 737 Shares,
     respectively, that may be acquired upon exercise of Warrants. Includes, for Messrs. Blankenship, Kessler, Polk, Schweitzer, Cardwell, Kelley, Myers, Sellers, Whelan, Klopf, Jacobson and Tennisson, 2,935, 1,879, 4,216, 2,536, 1,919, 1,100, 8,225, 1,732, 191, 0, 0 and 43 Shares, respectively, that may be acquired upon exercise of outstanding Warrants. Includes, for Ms. Moore and Messrs. Garcia, Holmes, Potts, Richman, Freeman, Kell and Miller, 2,246 and 2,508, 898, 2,407, 743, 0, 31 and 18 Shares, respectively, that may be acquired upon exercise of outstanding Warrants.

(2) Assumes (i) in the case of PTR and ATLANTIC, that PTR or ATLANTIC, as applicable, has converted all Convertible Notes that may be outstanding upon full funding under its Funding Commitment Agreement and that no other person has converted any outstanding convertible securities and (ii) in the case of Security Capital Group Incorporated ("Security Capital"), that each of PTR and ATLANTIC have converted all Convertible Notes that may be outstanding upon full funding under the Funding Commitment Agreements, that Security Capital has exercised all of its outstanding Warrants and that no other person has converted any outstanding convertible securities.

(3) Includes 19,246,402 Shares beneficially owned by PTR and 8,524,215 Shares beneficially owned by ATLANTIC. As a result of its ownership of 34.6% of PTR's outstanding common shares and 51.3% of ATLANTIC's outstanding common stock and Security Capital's contractual arrangements with PTR and ATLANTIC, Security Capital may be deemed to beneficially own all Shares owned by PTR and ATLANTIC. Also includes 83,226 Shares that may be acquired upon exercise of Warrants. 16,178,027 Shares and Warrants to acquire 83,226 Shares are, or will be, owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital, and, except for 2,633,010 Shares and Warrants to acquire 83,226 Shares, are, or will be, pledged to secure a $400 million revolving line of credit facility with a syndicate of banks. As of August 15, 1997, there were approximately $194.0 million in borrowings outstanding under the line of credit. The line of credit is also secured by securities owned indirectly by Security Capital of PTR, ATLANTIC, Security Capital Industrial Trust and Security Capital U.S. Realty, a publicly traded entity based in Luxembourg and which invests in real estate operating companies in the United States. Security Capital estimates that the aggregate market value of the pledged securities exceeded $2.9 billion as of August 15, 1997. Security Capital was in compliance with all covenants under the line of credit as of June 30, 1997.

(4) 127,566 Shares are, or will be, owned by Mr. Sanders directly. Mr. Sanders may be deemed to beneficially own 104,920 Shares which are, or will be, owned by Sanders Partners Incorporated and CAMPR Partners Limited, family entities with respect to which Mr. Sanders shares voting and dispositive power.

(5) Includes Warrants to acquire 10,000 Shares held jointly with his wife and Warrants to acquire 1,000 Shares held by a trust for the benefit of Mr. Buerger's daughter.

(6)  Includes options to acquire 4,000 Shares.

(7) Includes 198 Shares and Warrants to purchase 132 Shares held by family trusts for which Mr. Hunt is trustee, 594 Shares and Warrants to purchase 833 Shares for which Mr. Hunt shares beneficial ownership pursuant to powers of attorney, 3,304 Shares and Warrants to purchase 2,217 Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner, and 198 Shares and Warrants to purchase 132 Shares held by a corporation that Mr. Hunt owns. Excludes 198 Shares and Warrants to purchase 132 Shares that Mr. Hunt's wife owns as separate property and 14,052 Shares and Warrants to purchase 9,427 Shares held by Hunt Financial Corporation, the capital stock of which is held, indirectly through a series of corporations, by trusts for the benefit of Mr. Hunt and members of his family, as to which Mr. Hunt disclaims beneficial ownership.

(8) Includes 1,332 Shares and Warrants to purchase 894 Shares held by a partnership for which Mr. Schweitzer is a general partner, 494 Shares and Warrants to purchase 332 Shares held by a corporation that Mr. Schweitzer owns and options to acquire 2,000 shares.

(9) Includes 10,000 Shares and Warrants to acquire 1,022 Shares held by a trust for which Mr. Garcia is trustee and options to acquire 2,000 shares.

     (c) No transactions in Shares or Warrants were effected in the past sixty days by the persons listed in the above table, except as previously disclosed and: on July 11, 1997, Security Capital purchased 6,100 Warrants at a purchase price of $8.00 per Warrant; on July 15, 1997, Security Capital purchased 11,800 Warrants at an average purchase price of $8.20 per Warrant; on July 16, 1997, Security Capital purchased 17,000 Warrants at a purchase price of $9.00 per Warrant; on July 17, 1997, Security Capital purchased 600 Warrants at a purchase price of $7.625 per Warrant; on July 18, 1997, Security Capital purchased 1,100 Warrants at a purchase price of $7.50 per Warrant and Security Capital exercised 1,500,000 Warrants at $10.00 per Warrant; on July 21, 1997, Mr. Polk sold 1,000 Shares at a sales price of $17.00 per Share and 500 Warrants at a sales price of $8.00 per Warrant; on July 22, 1997, Security Capital purchased 200 Warrants at a purchase price of $7.9375 per Warrant; on July 25, 1997, Security Capital purchased 18,200 Warrants at an average purchase price of $8.9897 per Warrant; on July 29, 1997, Security Capital purchased 145,000 Warrants at a purchase price of $8.75 per Warrant; on July 30, 1997, Security Capital purchased 45,284 Warrants at a purchase price of $8.50 per Warrant; on August 4, 1997, Security Capital exercised 313,302 Warrants at $10.00 per Warrant; on August 13, 1997, Security Capital purchased 37,927 Warrants at an average purchase price of $6.9868 per Warrant, Security Capital U.S. Realty: Special Opportunity Investments Portfolio purchased 66,500 Shares at a purchase price of $16.2087 per Share and Security Capital Employee REIT Fund purchased 22,200 Shares at a purchase price of $16.2087 per Share; on August 14, 1997, Security Capital purchased 1,600 Warrants at an average purchase price of $7.1719 per Warrant; and on August 15, 1997, Security Capital purchased 25,000 Warrants at a purchase price of $7.50 per Warrant.

                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 21, 1997                  SECURITY CAPITAL PACIFIC TRUST



                                           By: /s/ Jeffrey A. Klopf
                                              ----------------------------------
                                           Name:   Jeffrey A. Klopf
                                           Title:  Secretary


                                        SECURITY CAPITAL ATLANTIC INCORPORATED



                                           By: /s/ Jeffrey A. Klopf
                                               ---------------------------------
                                           Name:   Jeffrey A. Klopf
                                           Title:  Secretary


                                        SECURITY CAPITAL GROUP INCORPORATED



                                           By: /s/ Jeffrey A. Klopf
                                               ---------------------------------
                                           Name:   Jeffrey A. Klopf
                                           Title:  Secretary